UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                            The Penn Traffic Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.25 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707832200
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 27, 1999
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             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 2 OF 10 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,963,742
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,963,742
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,963,742
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 3 OF 10 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,197,123
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,197,123
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,197,123
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 4 OF 10 PAGES




1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,197,123
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,197,123
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,197,123
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 5 OF 10 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Schedule 13D dated May 27, 1999 ("Schedule 13D") is filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates.

     This filing of Schedule 13D is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This Schedule 13D relates to shares of the common stock, $1.25 par value (the "Shares") of The Penn Traffic Company (the "Company"). The principal executive offices of the Company are located at 1200 State Fair Boulevard, Syracuse, New York, 13221.

ITEM 2.   IDENTITY AND BACKGROUND:

     This statement is being filed jointly by DDJ Capital Management, LLC. ("DDJ"), a Massachusetts limited liability company, B III Capital Partners, L.P., a Delaware limited partnership (the "Fund"), and DDJ Capital III, LLC, a Delaware limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Capital III, LLC is the general partner of, and DDJ is the investment manager for, the Fund. DDJ is also the investment manager for an institutional investor (the "Account") and an investment advisor to DDJ Canadian High Yield Fund, a closed-end investment trust established under the laws of the Province of Ontario Canada ("DDJ Canadian").

     The Shares described herein are owned by one or more of the Fund, the Account and DDJ Canadian. The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02482.

     The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

     Within the past five years, none of DDJ or the DDJ Affiliates named in this
Item 2 or, to the best of its knowledge, the persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 6 OF 10 PAGES

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     On May 27, 1998, the Company's Joint Plan of Reorganization was declared effective by the U.S. Bankruptcy Court in Delaware ("the Plan"). Prior to the Plan, the Fund owned $5,040,000 principal amount of 10.25 Senior Notes, $11,810,000 principal amount of 10.375 Senior Notes, $6,230,000 principal amount of 10.65 Senior Notes, $14,485,000 principal amount of 8.625 Senior Notes and $2,110,000 principal amount of 11.5 Senior Notes in the Company and $6,460,000 principal amount of 11.5 Senior Notes in P&C Food Markets (collectively, "Old Notes"). Pursuant to the terms of the Plan, the Old Notes will be exchanged for new senior notes and new common stock. As a result, the Fund may be deemed to
beneficially own a total of 1,197,123 Shares.   The Account owned $1,920,000
principal amount of 10.25 Senior Notes, $4,790,000 principal amount of 10.375 Senior Notes, $3,790,000 principal amount of 10.65 Senior Notes, $5,410,000 principal amount of 8.625 Senior Notes and $2,735,000 principal amount of 11.5 Senior Notes in the Company and $3,050,000 principal amount of 11.5 Senior Notes in P&C Food Markets to be exchanged for 561,981 Shares. DDJ Canadian owned $1,730,000 principal amount of 10.25 Senior Notes, $1,900,000 principal amount of 10.375 Senior Notes, $980,000 principal amount of 10.65 Senior Notes, $1,380,000 principal amount of 8.625 Senior Notes and $905,000 principal amount of 11.5 Senior Notes in the Company and $1,000,000 principal amount of 11.5 Senior Notes in P&C Food Markets to be exchanged for 204,638 Shares.

     On June 30, 1999, the Fund purchased on a when-issued basis 2,500 Shares for an aggregate purchase price of $30,625.00.

ITEM 4.   PURPOSE OF TRANSACTION:

     All but 2,500 Shares of the Shares described herein were acquired under the Plan (see Item 3). 2,500 Shares were acquired on a when-issued basis in pursuit of specified investment objectives established by the investors in the Fund.
DDJ and the DDJ Affiliates may continue to have the Fund, the Account and DDJ Canadian purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fund, the Account and DDJ Canadian.

     DDJ and the DDJ Affiliates intend to review continuously the equity position of the Fund, the Account and DDJ Canadian in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions,

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 7 OF 10 PAGES


DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

     None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     (a) B III Capital Partners, L.P. owns, and DDJ Capital III, LLC and DDJ beneficially own, as general partner and investment manager, respectively of B III Capital Partners, L.P. 1,197,123 Shares or approximately 6.0% of the Company. DDJ, as investment manager to the Fund and the Account and as investment advisor to DDJ Canadian may be deemed to beneficially own 1,963,742 Shares, or approximately 9.8% of the outstanding Shares of the Company.

     (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

     (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto, have effected any transaction in the Shares during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, hereto have any contract, arrangement, understanding or relationship with any

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 8 OF 10 PAGES

person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

     The Fund, the Account and DDJ Canadian may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

                    Not applicable.

                                  SCHEDULE 13D
CUSIP NO. 707832200                       PAGE 9 OF 10 PAGES


                                   Signature:
                                    ========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  /s/  Wendy Schnipper Clayton
     -----------------------------------------
     Wendy Schnipper Clayton
     Attorney-in-Fact*


* Limited Power of Attorney filed with the SEC on July 29, 1998 with Frontier Airlines Schedule 13D Frontier Airlines Inc.

                                  SCHEDULE 13D
CUSIP NO. 707832200                      PAGE 10 OF 10 PAGES



                                   SCHEDULE A
                                   ===========

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482. Mr. Breazzano and Ms. Mencher are U. S. citizens.

NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC and DDJ Copernicus, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, Vice President of DDJ Overseas Corporation and Director of Kepler Overseas Corp.